Filed Pursuant to Rule 433
Registration Statement No. 333-189888

STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Strategic Accelerated Redemption Securities® Linked to the Common Stock of Citigroup Inc.
Issuer	Royal Bank of Canada (“RBC”)
Original Offering Price	$10.00 per unit
Term	Approximately one year, if not called
Underlying Stock	Common stock of Citigroup Inc. (NYSE symbol: “C”)
Automatic Call	Automatic call if the Observation Level of the Underlying Stock is equal to or greater than the starting value on any of the Observation Dates
Observation Level	The Closing Market Price of the Underlying Stock on any Observation Date (as described in the Preliminary Offering Documents)
Observation Dates	Approximately 6, 9 and 12 months after the pricing date
Call Premium
In the event of an automatic call, the amount payable per unit will be:
•  [$10.450 to $10.650] if called on the first Observation Date
•  [$10.675 to $10.975] if called on the second Observation Date
•  [$10.900 to $11.300] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Underlying Stock beyond a 5% decline, with up to 95% of your principal at risk
Threshold Value	95% of the starting value of the Underlying Stock
Investment Considerations
This investment is designed for investors who anticipate that the Observation Level will be equal to or greater than the starting value on any of the Observation Dates and, in that case, accept an early exit from the investment, are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take downside risk below the Threshold Value and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465913004140/w725130fwp.htm
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the Underlying Stock.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•
The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligation relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.